UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  October 7, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____                      Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: October 7, 2010	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                                                                     Date: October 7, 2010
10-50-TR

Carmen de Andacollo mine achieves commercial production

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE:TCK) announced today that it has achieved commercial production at its new copper concentrator at the Carmen de Andacollo operation in Chile.

Achievement of commercial production marks the completion of project development, commissioning and operational ramp-up of the new facility.  Currently the plant is averaging throughput of 53,000 tonnes of ore per day or 97% of design capacity of 55,000 tonnes per day.  The plant has also operated for a number of consecutive days at higher volumes than the targeted 55,000 tonnes per day.

Effective October 1, 2010, operating results, which were capitalized during the ramp-up to commercial production levels, will be credited to earnings.

“We are very pleased to have achieved this milestone,” said Roger Higgins, senior vice president, copper. “Our strong ramp-up performance reflects good design, fast operational learning and close cooperation between the project development and operations teams.”

Higgins added that the production ramp-up, a process that can sometimes take 18-24 months, was completed in just seven months from first ore to the mill in mid-February to the end of September.

The final project cost was approximately US$440 million.  The mine life is estimated to be approximately 20 years, with anticipated average annual production of 80,000 tonnes of copper and 55,000 ounces of gold in concentrate over the first 10 years of operation.  In 2009, Royal Gold acquired a royalty interest on 75% of the mine’s gold production.

About Carmen de Andacollo
Carmen de Andacollo is an open pit mining operation located in central Chile, adjacent to the town of Andacollo, approximately 55 kilometres southeast of La Serena and 350 kilometres north of Santiago.  Teck has a 90% interest in the mine, with ENAMI holding the remaining 10%.  The operation now produces copper in concentrates from the hypogene portion of the orebody and is winding down its copper cathode production from the supergene portion of the orebody.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in

Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.  www.teck.com

Media Contact:
Marcia Smith
604 699 4616
marcia.smith@teck.com

Investor Contact:
Greg Waller
604 699 4014
greg.waller@teck.com

Chile Media Contact:
Claudia Onetto
+56 2 4645739
claudia.onetto@teck.com

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